FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA and CDPQ complete Ps. 3,014 million transaction to create ICA OVT, an operational platform dedicated to transport projects in Mexico

-	Project initially includes four Mexican tollroad and highway concessions, totaling 433 km of highways across Mexico

June 19, 2015, Montreal and Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, and CDPQ (Caisse de dépôt et placement du Québec), one of Canada’s leading institutional fund managers, announced today the completion of the transaction to create an operational platform that owns the concessions for four of ICA’s operational toll roads and highways.

The operational platform, ICA Operadora de Vías Terrestres (“ICA OVT”) is a newly formed joint venture company. ICA transferred its ownership interest in the concessionaires for the four projects to ICA OVT. Under the terms of the transaction, ICA owns 51% of the platform and CDPQ 49%. For its equity interest, CDPQ is paying ICA Ps.3,014 million which will in turn be principally used to prepay ICA’s short term corporate debt.

ICA and CDPQ will operate the joint venture with a focus on participating in the operation and acquisition of highway and toll-road infrastructure assets in Mexico. ICA will continue to be responsible for the operation of the highways and for all maintenance requirements. The four highways and tollroads included in the initial transaction are, Mayab tollroad, Rioverde – Ciudad Valles highway, La Piedad Bypass and the Acapulco Tunnel.

Alonso Quintana, ICA’s CEO, noted, “ICA is pleased to form this partnership with CDPQ, a world-class fund manager. This transaction enables ICA to monetize a significant portion of our investment in these mature assets, and redeploy the capital to reduce corporate debt and fund our investments in the next wave of infrastructure development that is occurring in Mexico. This transaction represents the first step in the creation of a platform that, by incorporating other similar assets as they mature, will allow us to continue to grow in a balanced manner, while at the same time systematically reducing our leverage and creating value for ICA shareholders.”

“This partnership with Mexico’s largest construction and infrastructure firm presents an opportunity to increase our exposure to a promising market at a time when major structural reforms are underway to step up infrastructure programs and stimulate the country’s economic growth,” said Macky Tall, Senior Vice-President, Private Equity and Infrastructure at CDPQ.

“By partnering with ICA, a true industry leader, we are doing more than simply investing in four Mexican highway projects. We are creating a long-term operational platform to foster our participation in major projects that have a direct impact on the economy, while generating attractive returns for our clients,” added Mr. Tall.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ABOUT ICA

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.mx.

ABOUT CDPQ (CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC)

La Caisse de dépôt et placement du Québec is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As at December 31, 2014, it held C$226 billion in net assets. As one of Canada's leading institutional fund managers, CDPQ invests in major financial markets, private equity, infrastructure and real estate, globally. Its infrastructure portfolio totals more than C$10 billion in assets. For more information: www.cdpq.com.

Contact information:

Empresas ICA

Gabriel de la Concha, CFO	in the US: Daniel Wilson Zemi Communications

Elena Garcia, Investor Relations +5255 5272 9991 x 3608 relacion.inversionistas@ica.mx	+1 212 689 9560 dbmwilson@zemi.com

Caisse de dépôt et placement du Québec

Maxime Chagnon

Senior Director, Media Relations
+1 514 847 5493
mchagnon@cdpq.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Financial Officer